FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Parella Anthony J. (Last) (First) (Middle) c/o Allegiance Telecom, Inc., 9201 N. Central Expressway (Street) Dallas Texas 75231 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Allegiance Telecom, Inc. ALGX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			X Director X Officer (give title below)	10% Owner Other (specify below)
President, Telecom & Retail Services
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	6/7/02		A	225,000	A
Common Stock	6/7/02		A	225,000	A
Common Stock	6/7/02		A	800,000	A		1,721,345(1)	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options to purchase Common Stock	$14.0156	6/7/02		D		300,000	6/30/01(2)	11/30/06	Common Stock	300,000		-0-	D
Options to purchase Common Stock	$14.0156	6/7/02		D		300,000	8/2/01(3)	11/30/06	Common Stock	300,000		-0-	D
Options to purchase Common Stock	$5.79	6/7/02		D		1,000,000	10/15/02(4)	10/15/07	Common Stock	1,000,000		-0-	D

Explanation of Responses:

(1)  14,219.0224 shares were acquired under the Allegiance Telecom, Inc. Employee Stock Discount Purchase Plan at various prices under such Plan for 2002.

(2)  176,250 of these non-qualified stock options vested on 6/30/01, with an additional 2.75% vesting on 8/1/01 and each month thereafter.  However, these options were exchanged and cancelled in connection with the Company’s tender offer for out-of-the money options for shares of restricted stock, as described in the Company’s Schedule TO documents filed with the SEC.  The 300,000 shares of the Company’s common stock issuable upon exercise of these stock options were exchanged for 225,000 shares of restricted stock, as described in Table I of this report.

(3)  102,000 of these non-qualified stock options vested on 8/2/01, with an additional 2.75% vesting each month thereafter.  However, these options were exchanged and cancelled in connection with the Company’s tender offer for out-of-the money options for shares of restricted stock, as described in the Company’s Schedule TO documents filed with the SEC. The 300,000 shares of the Company’s common stock issuable upon exercise of these stock options were exchanged for 225,000 shares of restricted stock, as described in Table I of this report.

(4)  34% of these non-qualified stock options would have vested on October 15, 2002, with an additional 2.75% vesting on the last day of each of the following 24 months after October 15, 2002.  However, these options were cancelled and exchanged for shares of restricted stock pursuant to individual negotiations between the Company and Mr. Parella.  The 1,000,000 shares of the Company’s common stock issuable upon exercise of these stock options were exchanged for 800,000 shares of restricted stock, as described in Table I of this report.

/s/ Annie S. Terry	February 13, 2003
** Signature of Reporting Person By: Annie S. Terry, under Power of Attorney previously filed with the SEC	Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

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Last update: 09/03/2002